UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Floor & Decor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.001

par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

William Wardlaw

FS Capital Partners VI, LLC

11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 101	13D

1	Names of Reporting Persons FS Equity Partners VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,981
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,981
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,981
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 339750 101	13D

1	Names of Reporting Persons FS Affiliates VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,019
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,019
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 339750 101	13D

1	Names of Reporting Persons FS Capital Partners VI, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

This Amendment No. 10 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, Amendment No. 2 to the Schedule 13D filed on November 22, 2017, Amendment No. 3 to the Schedule 13D filed on May 29, 2018, Amendment No. 4 to the Schedule 13D filed on September 18, 2018, Amendment No. 5 to the Schedule 13D filed on March 4, 2019, Amendment No. 6 to the Schedule 13D filed on August 9, 2019, Amendment No. 7 to the Schedule 13D filed on November 18, 2019, Amendment No. 8 to the Schedule 13D filed on May 8, 2020 and Amendment No. 9 to the Schedule 13D filed on May 22, 2020 (together, the “Original Schedule 13D” and together with this Amendment No. 10, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Aggregate number and percentage of securities.

As of August 5, 2020, FS Equity VI directly holds 23,981 shares of Common Stock and FS Affiliates VI directly holds 1,019 shares of Common Stock.

The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Shares Beneficially Owned
FS Capital Partners	25,000
FS Equity VI	23,981
FS Affiliates VI	1,019
Reporting Persons as a group	25,000

FS Capital Partners, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

The applicable ownership percentages reported in this Schedule 13D are based on an aggregate of 103,460,984 shares of Common Stock outstanding as of July 28, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2020, filed with the SEC on July 31, 2020.

(b)  Power to vote and dispose.  See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)  Transactions within the past 60 days.

On August 4, 2020, FS Equity VI and FS Affiliates VI distributed an aggregate of 3,134,627 and 133,157 shares of Common Stock, respectively, to their respective partners in pro-rata in-kind distributions without consideration (collectively, the “Fund Distribution”). Also on August 4, 2020, FS Capital Partners distributed all shares received by it in the Fund Distribution to its members in a pro-rata in kind distribution without consideration.

(d)  Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)  Date ceased to be a 5% owner.  August 4, 2020.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Date:      August 5, 2020

FS EQUITY PARTNERS VI, L.P.,

a Delaware Limited Partnership

By: FS Capital Partners VI, LLC,

a Delaware Limited Liability Company

Its: General Partner

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

FS AFFILIATES VI, L.P.,

a Delaware Limited Partnership

By: FS Capital Partners VI, LLC,

a Delaware Limited Liability Company

Its: General Partner

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

FS CAPITAL PARTNERS VI, LLC,

a Delaware Limited Liability Company

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President